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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*


                            Tier Technologies, Inc.
                            -----------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   8865Q 10 0
                                   ----------
                                 (CUSIP Number)



                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |_|      Rule 13d-1(b)

          |_|      Rule 13d-1(c)

          |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

-----------------------                                       ------------------
  CUSIP NO. 8865Q 10  0               13G                      PAGE 1 OF 3 PAGES
-----------------------                                       ------------------

---------- ---------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

            James L. Bildner
---------- ---------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
            (a)
            (b)
---------- ---------------------------------------------------------------------
 3          SEC USE ONLY
---------- ---------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
---------- ---------------------------------------------------------------------
     NUMBER OF       5     SOLE VOTING POWER
      SHARES               1,798,149
                     -----------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER
     OWNED BY              0
                     -----------------------------------------------------------
      EACH           7     SOLE DISPOSITIVE POWER
    REPORTING              1,585,325
                     -----------------------------------------------------------
     PERSON          8     SHARED DISPOSITIVE POWER
      WITH:                0
---------- ---------------------------------------------------------------------
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,798,149
---------- ---------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
 11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            13.6% (Percentage ownership is calculated based on 11,607,077 shares of Class B Common Stock outstanding as of December 31, 2000, plus
            1,082,824 shares of Class B Common Stock deemed outstanding upon conversion of the Tier Technologies, Inc. Voting Trust's Class A
            Common Stock to Class B Common Stock, and 10,000 shares of Class B
            Common Stock deemed outstanding upon the exercise and conversion into Class B Common Stock of stock options to purchase Class A
            Common Stock held by James Bildner, as provided by Rule
            13d-3(d)(1)(I).)
---------- ---------------------------------------------------------------------
 12         TYPE OF REPORTING PERSON*

            IN
---------- ---------------------------------------------------------------------

ITEM 1.

         (a)      Name of Issuer: Tier Technologies, Inc.
         (b)      Address of Issuer's Principal Executive Offices:
                    1350 Treat Boulevard, Ste. 250, Walnut Creek, Ca 94596

ITEM 2.

         (a)      Name of Person Filing: James L. Bildner
         (b) Address of Principal Business Office or, if none, Residence: c/o Tier Technologies, Inc., 1350 Treat Boulevard, Ste. 250, Walnut Creek, Ca 94596
         (c)      Citizenship: United States
         (d)      Title of Class of Securities: Class B Common Stock
         (e)      CUSIP Number: 8865Q 10 0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: - Not Applicable

ITEM 4.  OWNERSHIP
         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
         (a) Amount Beneficially Owned: 1,798,149 (includes (i) an option to purchase 10,000 shares of Class A Common Stock, (ii) options to purchase 501,325 shares of Class B Common Stock, and (iii) 1,082,824 shares of Class A Common Stock held in the Tier Technologies, Inc. Voting Trust, of which the reporting person is the Trustee.)
         (b)      Percent of Class: 13.6%
         (c)      Number of shares as to which such person has:
                  (i)      Sole power to vote or to direct the vote: 1,798,149
                  (ii)     Shared power to vote or to direct the vote: None -
                  (iii) Sole power to dispose or to direct the disposition of: 1,585,325
                  (iv) Shared power to dispose or to direct the disposition of: None

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security seess.240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not
        Applicable

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP: Not Applicable

ITEM 10. CERTIFICATION: Not Applicable

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 1, 2001
                                            ------------------------------------
                                                         Date

                                            /s/ James L. Bildner
                                            ------------------------------------
                                                       Signature

                                            James L. Bildner
                                            ------------------------------------
                                                      Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
           CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)